UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

Calix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13100M509

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 2 of 12

1.	Name of Reporting Person Carl Russo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 5,526,508 (1)
	6.	Shared Voting Power 349,391(2)
	7.	Sole Dispositive Power 5,526,508 (1)
	8.	Shared Dispositive Power 349,391(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,875,899
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.28% (3)
12.	Type of Reporting Person IN

(1)	Includes 3,262,320 shares of common stock and 25,000 shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2011 held by Carl Russo and 2,239,188 shares held by The Crescentico Trust, Carl Russo, Trustee.
(2)	Includes 275,633 shares held by Equanimous Investments and 73,758 shares held by Calgrat Partners, L.P. The managing members of Equanimous Investments are Carl Russo and Tim Pasquinelli. The managing partner of Calgrat Partners, L.P. is Tim Pasquinelli. These individuals may be deemed to have shared voting and investment power over the shares held by Equanimous Investments and Calgrat Partners, L.P., as applicable. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(3)	The percentages reported in this Schedule 13G are based upon 47,853,750 shares of Common Stock outstanding as of February 15, 2012 (according to the Form 10-K filed by the issuer on February 24, 2012).

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 3 of 12

1.	Name of Reporting Person The Crescentico Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,239,188 (4)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,239,188 (4)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,239,188
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.68%
12.	Type of Reporting Person OO

(4)	Carl Russo is the trustee of The Crescentico Trust.

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 4 of 12

1.	Name of Reporting Person Equanimous Investments
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 275,633 (5)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 275,633 (5)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,633
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.58%
12.	Type of Reporting Person OO

(5)	The managing members of Equanimous Investments are Carl Russo and Tim Pasquinelli. These individuals may be deemed to have shared voting power and investment power over the shares held by Equanimous Investments. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 5 of 12

1.	Name of Reporting Person Calgrat Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 73,758 (6)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 73,758 (6)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,758
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.15%
12.	Type of Reporting Person PN

(6)	The managing partner of Calgrat Partners, L.P. is Tim Pasquinelli. Mr. Pasquinelli may be deemed to have shared voting and investment power over the shares held by Calgrat Partners, L.P. Mr. Pasquinelli disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 6 of 12

1.	Name of Reporting Person Tim Pasquinelli
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 349,391 (7)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 349,391 (7)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,391
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.73%
12.	Type of Reporting Person IN

(7)	Includes 275,633 shares held by Equanimous Investments and 73,758 shares held by Calgrat Partners, L.P. The managing members of Equanimous Investments are Carl Russo and Tim Pasquinelli. The managing partner of Calgrat Partners, L.P. is Tim Pasquinelli. These individuals may be deemed to have shared voting and investment power over the shares held by Equanimous Investments and Calgrat Partners, L.P., as applicable. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 7 of 12

Item 1(a).	Name of Issuer

Calix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1035 N. McDowell Blvd

Petaluma, CA 94954

Item 2(a).	Name of Person Filing

(i)	Carl Russo

(ii)	The Crescentico Trust, Carl Russo, Trustee

(iii)	Equanimous Investments

(iv)	Calgrat Partners, L.P.

(v)	Tim Pasquinelli

Item 2(b).	Address of Principal Business Office or, if none, Residence

1960 The Alameda #150

San Jose, California 95126

Item 2(c).	Citizenship

The Crescentico Trust, Carl Russo, Trustee	California
Equanimous Investments	California
Calgrat Partners, L.P.	California
Carl Russo	United States of America
Tim Pasquinelli	United States of America

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

13100M509

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 8 of 12

Item 3.	Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 for each Reporting Person.

(b) Percent of class:

See Row 11 for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 9 of 12

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2012

THE CRESCENTICO TRUST, CARL RUSSO, TRUSTEE

By:	/s/ Carl Russo
Carl Russo, Trustee

EQUANIMOUS INVESTMENTS

By:	/s/ Tim Pasquinelli
Tim Pasquinelli, a managing member

CALGRAT PARTNERS, L.P.

By:	/s/ Tim Pasquinelli
Tim Pasquinelli, Managing Partner

CARL RUSSO

By:	/s/ Carl Russo

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 11 of 12

EXHIBIT INDEX

Exhibit A:	Agreement of Joint Filing

CUSIP NO. 13100M509	SCHEDULE 13G AMENDMENT NO. 1	Page 12 of 12

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Calix, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 3rd day of April, 2012.

THE CRESCENTICO TRUST, CARL RUSSO, TRUSTEE

By:	/s/ Carl Russo
Carl Russo, Trustee

EQUANIMOUS INVESTMENTS

By:	/s/ Tim Pasquinelli
Tim Pasquinelli, a managing member

CALGRAT PARTNERS, L.P.

By:	/s/ Tim Pasquinelli
Tim Pasquinelli, Managing Partner

CARL RUSSO

By:	/s/ Carl Russo